SCHEDULE A

                       PLAN OF EXCHANGE UNDER CHAPTER 92A
                         OF THE NEVADA REVISED STATUTES

SECTION 1 - INTERPRETATION

1.1 Definitions. In this Plan of Exchange:

      (a)   "Common Shares" means common shares in the capital of Onlinetel

      (b)   "Common Shareholders" means holders of Common Shares.

      (c) "Dissent Procedures" means the procedures to be strictly followed by a dissenting Common Shareholder set at in Appendix I hereto.

      (d) "Earnout Shares" means the Eiger Common Shares to be issued to the Common Shareholders on a pro rata basis if Onlinetel achieves the revenue and net income (before tax) milestones set out in Subsection 3.1(b) hereto.

      (e) "Effective Date" means the date of filing of articles of Exchange with the Secretary of State.

      (f) "Eiger" means Eiger Technology, Inc., a corporation incorporated under the laws of British Columbia, Canada and continued pursuant to the laws of Ontario, Canada, having its head office situated at 330 Bay Street, Suite 602, Toronto, Ontario, Canada M5H 2S.

      (g)   "Eiger Common Shares" means the common shares of Eiger.

      (h) "Exchange" means an exchange under the provisions of Chapter 92A of the NRS, on the terms and conditions set forth in this Plan of Exchange and any amendment or variation thereto made in accordance with the terms of the Exchange Agreement.

      (i) "Exchange" Agreement" means the exchange agreement dated as of August 3, 2001 between Onlinetel, certain principal Common Shareholders, Eiger and 3927237 Canada Ltd. to which this Plan of Exchange is attached as Schedule A.

      (j) "Fiscal Years" means collectively, the fiscal years of Onlinetel ending December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005 and "Fiscal Year" means one of such Fiscal Years.

      (k) "Letter of Transmittal" means the letter of transmittal provided by Onlinetel to Common Shareholders.

      (l)   "NRS" means the Nevada Revised Statutes, as amended.
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      (m)   "Onlinetel" means Onlinetel Inc., a company incorporated under the laws of Nevada having its head office situated at 30 Duke Street, Suite 701, Kitchener, Ontario, Canada N2H 3W5.

      (n) "Plan of Exchange", "hereof", "herein", "hereunder" and similar expressions refer to this Plan or Exchange, and not any particular article, section or other portion hereof.

      (o) "Secretary of State" means the Secretary of State for the State of Nevada.

      (p) "Subco means 3927237 Canada Ltd., a wholly-owned subsidiary of Eiger incorporated under the federal laws of Canada for the purpose of carrying out the Exchange and having its head office situated at 330 Bay Street, Suite 602, Toronto, Ontario, Canada M5H 2S8.

      (q) "Transfer Agent" means Pacific Corporate Trust Company at its principal office in Vancouver, BC, Canada.

1.2 Headings and References. The division of this Plan of Exchange into Sections and the insertion of headings are for convenience or reference only and do not affect the construction or interpretation of this Plan of Exchange. Unless otherwise specified, references to Sections or Appendices are to Sections of, and Appendices to, this Plan of Exchange.

1.3 Currency. All references to currency in this Plan of Exchange are to Canadian dollars.

1.4 Time. Unless otherwise indicated, all times expressed herein are local time, Toronto, Ontario.

1.5 Appendices. The following appendices attached hereto form part of this Plan of Exchange.

      Appendix I - Dissent Procedures

SECTION 2 - EXCHANGE AGREEMENT

2.1 Exchange Agreement. This Plan of Exchange is made pursuant to, is subject to the provisions of, and forms part of the Exchange Agreement.

SECTION 3 - THE EXCHANGE

3.1 The Exchange. On the Effective Date, the following will occur and will be deemed to occur without any further act or formality:

      (a) each issued and outstanding Common Share will be acquired by Subco in exchange for 0.0953 of an Eiger Common Share; and

      (b)   Common Shareholders will have the right to receive up to 0.3813 of an Earnout Share as consideration for each Common Share acquired by Subco on the following basis:
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            (1)   If Eiger receives an audited financial statements of Onlinetel in respect of a Fiscal Year evidencing that both the revenue and net income (before tax) targets in respect of that Fiscal Year as set out below have been met or exceeded, Eiger shall, within twenty (20) business days of its receipt of such financial statements issue 1,800,000 Earnout Shares to the former Common Shareholders pro rata to the percentage of Common Shares held by each Shareholder at the time of exchange.

                     -----------------------------------------------------------
Fiscal Year              2002            2003            2004            2005
--------------------------------------------------------------------------------
Revenue              $19,083,488     $37,347,766     $50,849,180     $59,867,184
--------------------------------------------------------------------------------
Net Income
(before tax)         $ 2,442,015     $ 6,212,532     $ 9,352,747     $13,848,741
--------------------------------------------------------------------------------

            (2) In the event that Onlinetel does not achieve both the revenue and net income targets for a given Fiscal Year (a "Deficient Fiscal Year"), the Earnout Shares for the Deficient Fiscal Year shall not be forfeited but instead, the entitlement to the Earnout Shares will be carried forward as provided below to a maximum time limit of 2010.

            (3) If in any subsequent fiscal year of Onlinetel (which need not be a Fiscal Year as defined), Onlinetel achieves cumulative revenue and net income when combined with that of all fiscal years ending after December 31, 2001 (all of which need not be Fiscal Years as defined) equal to or greater than the revenue and net income for the Deficient Fiscal Year (after deducting revenue and net income for all Fiscal Years in respect of which Earnout Shares have been issued), the Earnout Shares for the Deficient Fiscal Year shall be immediately issued, in addition to any entitlement to receive Earnout Shares in respect of the current Fiscal Year.

            (4) In the event that in respect of a current Fiscal Year Onlinetel achieves both the revenue and net income targets applicable to a future Fiscal Year, the Earnout Shares in respect of that future Fiscal Year and all prior Fiscal Years shall be immediately issued to the Shareholders.

            (5) In the event that any of Eiger, Subco or Onlinetel is sold or completes a transaction which, directly or indirectly, results in a change of control, all Earnout Shares, to the extent not previously issued, and if the revenue and income targets above stated have been accomplished at the date of takeover, shall be immediately issued to the Common Shareholders.

3.2 Fractional Shares. Notwithstanding anything herein contained, no fractional Eiger Common Shares or Earnout Shares will be issued in connection with this Plan of Exchange. Where the aggregate number of Eiger Common Shares or Earnout Shares to be issued to a Common Shareholder would result in a fraction of an Eiger Common Share or Earnout Share being issued, such fractional interest shall be rounded up or down to the next highest or lowest whole number of Eiger Common Shares.

3.3 Acquisition of Common Shares of Dissenting Holders. Each Common Share of a dissenting Common Shareholder shall be, and shall be deemed to be, transferred to
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      Onlinetel for cancellation and cancelled contemporaneously with the acquisition by Subco of Common Shares pursuant to Section 3.1 and such holders shall thereupon have no rights or entitlements with respect to those Common Shares except as provided in Section 4.

SECTION 4 - RIGHTS OF DISSENT

4.1 Rights of Dissent. Notwithstanding section 3.1, holders of Common Shares may exercise rights of dissent in strict compliance with the Dissent Procedures set forth in Appendix I.

SECTION 5 - CERTIFICATES

5.1   Right to Share Certificates

      (a) Subject to Section 5.2, as soon as practicable following the Effective Date or the date upon which any Earnout Shares are required to be issued, as the case may be, where a Common Shareholder has delivered to the Transfer Agent a duly completed Letter of Transmittal and the certificates representing such holder's Common Shares, Eiger will cause the Transfer Agent either:

            (1) to forward or cause to be forwarded by first class insured mail to the Common Shareholder at the address specified in the Letter of Transmittal, or

            (2) if the Letter of Transmittal does not specify an address, to forward or cause to be forwarded to the Common Shareholder at the address of the holder as shown on the share register maintained by Onlinetel, certificates representing the Eiger Common Shares or Earnout Shares, as the case may be, required to be delivered to such Common Shareholder pursuant to the provisions hereof.

      (b) As soon as practicable following the Effective Date or the date upon which any Earnout Shares are required to be issued, as the case may be, where a Common Shareholder has not delivered a Letter of Transmittal and certificates contemplated by Subsection 5.1(a) and has not exercised rights of dissent in accordance with Section 4.1, Eiger will cause the Transfer Agent to make available at the principal office of the Transfer Agent in Vancourer certificates representing the Eiger Common Shares and, if applicable, Earnout Shares, required to be delivered to such Common Shareholder pursuant to the provisions hereof upon presentation of the certificates evidencing such Common Shares.

5.2 Registration. Unless otherwise directed by the Letter of Transmittal, the certificates representing the Eiger Common Shares and Earnout Shares referred to in Section 5.1 will be issued in the name of the registered holder of the Common Shares acquired.

5.3 Idem. Subject to Section 5.1, at and after the Effective Date, any certificate formerly representing Common Shares will represent only the right to receive Eiger Common Shares and Earnout Shares in accordance with this Plan of Exchange.
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                                   APPENDIX I
                               DISSENT PROCEDURES

      NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

      (Added to NRS by 1995, 2086)

      NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

      (Added to NRS by 1995, 2087)

      NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

      (Added to NRS by 1995, 2087; A 1999, 1631)

      NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

      (Added to NRS by 1995, 2087)

      NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

      (Added to NRS by 1995, 2087)

      NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

      (Added to NRS by 1995, 2087)

      NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

      (Added to NRS by 1995, 2088)

      NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide
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that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

      (Added to NRS by 1995, 2088)

      NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

      1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

      2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

      (Added to NRS by 1995, 2088)

      NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

      1. Except as otherwise provided in NRS 92A.370 and 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

      (a) Consummation of a plan of merger to which the domestic corporation is a party:

            (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation and he is entitled to vote on the merger; or

            (2) If the domestic corporation is a subsidiary and is merged with its parent under NRS 92A.180.

      (b) Consummation of a plan of exchange to which the domestic corporation is a party as the corporation whose subject owner's interests will be acquired, if he is entitled to vote on the plan.

      (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

      2. A stockholder who is entitled to dissent and obtain payment under NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

      1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

      (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

      (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

            (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

                  (I) The surviving or acquiring entity; or

                  (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

            (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b)

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      2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

      (Added to NRS by 1995, 2088)

      NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

      1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

      2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

      (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

      (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

      (Added to NRS by 1995, 2089)

      NRS 92A.410 Notification of stockholders regarding right of dissent.

      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

      2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

      (Added to NRS by 1995, 2089; A 1997, 730)

      NRS 92A.420 Prerequisites to demand for payment for shares.

      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

      (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

      (b) Must not vote his shares in favor of the proposed action.

      2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

      (Added to NRS by 1995, 2089; 1999, 1631)

      NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

      1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

      2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

      (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

      (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

      (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

      (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

      (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

      (Added to NRS by 1995, 2089)
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      NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

      1. A stockholder to whom a dissenter's notice is sent must:

      (a) Demand payment;

      (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

      (c) Deposit his certificates, if any, in accordance with the terms of the notice.

      2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

      3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

      (Added to NRS by 1995, 2090; A 1997, 730)

      NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

      1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

      2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

      (Added to NRS by 1995, 2090)

      NRS 92A.460 Payment for shares: General requirements.

      1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

      (a) Of the county where the corporation's registered office is located; or

      (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

      2. The payment must be accompanied by:

      (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

      (b) A statement of the subject corporation's estimate of the fair value of the shares;

      (c) An explanation of how the interest was calculated;

      (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

      (e) A copy of NRS 92A.300 to 92A.500, inclusive.

      (Added to NRS by 1995, 2090)

      NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.

      1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

      2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

      (Added to NRS by 1995, 2091)

      NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

      1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.
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                                     I - 5


      2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

      (Added to NRS by 1995, 2091)

      NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

      1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

      3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

      (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

      (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

      (Added to NRS by 1995, 2091)

      NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

      1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

      2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

      (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

      (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

      3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

      4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

      5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

      (Added to NRS by 1995, 2092)